# SEC Schedule 13D/A (Amendment No. 24) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OceanPal Inc., CIK 0001869467
CUSIP: Y6430L178
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: Pendelis 26, Palaio Faliro, Athens, Greece (J3), 175 64
Date of event which requires filing of this statement: 07/31/2026
Filed by CIK 0001771346
Persons authorized to receive notices and communications: Ms. Rabbina Aziz, Pendelis 26, Palaio Faliro, Athens, Greece (J3), 175 64, 30-210-9485-360

## Reporting persons
- Abra Marinvest Inc. (CIK 0001771346): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Zafirakis Ioannis (CIK 0002120911): type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: OceanPal Inc.
Address of issuer's principal executive offices: Pendelis 26, Palaio Faliro, Athens, Greece (J3), 175 64
Comment:
This Amendment No. 24 (the "Amendment No. 24") to the Schedule 13D amends the statement on Schedule 13D that was originally filed with the U.S. Securities and Exchange Commission (the "Commission") on March 7, 2024 (the "Schedule 13D"), as amended on March 14, 2024, March 28, 2024, April 29, 2024, June 26, 2024, August 28, 2024, September 18, 2024, October 17, 2024, December 2, 2024, December 20, 2024, February 11, 2025, February 25, 2025, March 11, 2025, April 15, 2025, June 15, 2025, July 11, 2025, July 22, 2025, July 24, 2025 August 1, 2025, September 4, 2025, September 18, 2025, October 1, 2025, October 30, 2025 and January 26, 2026 filed by the Reporting Persons (as defined below) related to the shares of common stock, par value $0.01 per share (the "Shares"), of OceanPal Inc. (the "Issuer").

This Amendment No. 24 is being filed to report that, as a result of the Reporting Person's disposition of all of its shares of the Issuer's Series C Preferred Stock and common stock of the Issuer, the Reporting Persons no longer may be deemed to beneficially own any Shares of the Issuer. This Amendment No. 24 is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

Information given in response to each item below shall be deemed incorporated by reference in all other items below. Unless indicated otherwise, all items left blank remain unchanged in this Amendment No. 24, and any items which are amended below are deemed to amend and update the existing items in the Schedule 13D, as amended.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment No. 24 is being filed to report that, on July 31, 2026, the Reporting Persons transferred all of their shares of the Issuer's Series C Preferred Stock to the Issuer for cancellation. As of March 19, 2026, the Reporting Persons sold all Shares they owned of the Company. As a result of such transaction, the Reporting Persons no longer beneficially own any securities of the Issuer.

Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of July 31, 2026, each of the Reporting Persons may have been deemed to have beneficial ownership and the power to vote and direct the disposition of 0 Shares, which represented beneficial ownership of 0% of the Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Reporting Persons each have the sole power to vote or direct the vote of 0 Shares and have the shared power to vote or direct the vote of 0 Shares.
Transactions in the class effected during the past sixty days: Except as otherwise disclosed herein, no transactions in the Shares were effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of July 31, 2026, the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the outstanding Common Stock of Issuer. The filing of this Amendment No. 24 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A Joint Filing Agreement (previously filed).

## Signatures
- Abra Marinvest Inc.: /s/Ioannis Zafirakis, Ioannis Zafirakis, Authorized Representative (08/04/2026)
- Zafirakis Ioannis: /s/Ioannis Zafirakis, Ioannis Zafirakis (08/04/2026)